EXHIBIT 99.2

VALLEY RIDGE FINANCIAL CORP.
PROFIT-SHARING AND 401(k) PLAN
PERFORMANCE TABLE

Fund Name	Fund Description	2002 Return	2001 Return	2000 Return
Growth Funds of America A	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks. Invests wherever the best growth opportunities may be. The fund emphasizes companies that appear to offer opportunities for long term growth, and may invest in cyclical companies, depressed industries, turnaround and value situations.	-22.02%	-12.28%	7.49%
The Investment Company of America A	Seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income. One of the nations oldest and largest mutual funds. It emphasizes investments in well-established blue chip companies, representing a wide cross section of the U.S. economy.	-14.47%	-4.59%	16.56%
Washington Mutual Investors Fund A	Seeks to provide current income and the opportunity for growth of principal consistent with sound common stock investing. The fund seeks to be at least 95% invested in equity-type securities. The fund invests in stocks that meet strict standards that evolved from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. May not invest in companies that derive their primary revenues from alcohol or tobacco.	-14.85%	1.51%	9.06%
Capital World Bond Fund A	Seeks to provide high, long-term total return consistent with prudent management by investing in quality fixed-income securities issued by major world governments and corporations around the world and the United States. A broadly diversified fund that invests primarily in debt obligations denominated in currencies of Japan, Canada, Western Europe, New Zealand, Australia, the United States and multinational currency units.	16.45%	7.15%	1.46%
The Income Fund of America A	Seeks to provide current income and secondarily, growth of capital through a flexible mix of equity and debt instruments. The fund seeks investments in both the stock and bond markets that provide an opportunity for above average current income and long-term capital growth. The fund has typically provided income well in excess of that provided by stocks in general.	-4.37%	5.41%	9.98%
AMCAP Fund A	Seeks to provide long-term growth of capital. Invests in established growth companies of any size with proven records of steady above average earnings and a growth rate faster than that of the general expanding sectors of the U.S. economy.	-18.66%	-5.01%	7.5%

American Mutual Fund A	Strives to provide for the balanced accomplishment of three objectives-current income, capital growth and conservation of principal. The fund is conservatively managed to reduce volatility and risk. It has historically produced income well above that of the S&P 500. The fund does not own securities of companies that derive the majority of their revenue form tobacco and/or alcohol.	-12.18%	6.67%	9.12%
New Perspective Fund A	Seeks to provide long-term growth of capital through investments all over the world, including the United States. Diversifies among blue chip companies in the United States and abroad, emphasizing multinational or global companies and focusing on opportunities generated by changes in global trade patterns and economic and political relationships.	-16.05%	-8.30%	-7.24%
Fundamental Investors A	Seeks to provide long term growth of capital and income primarily through investments in common stocks. Using principles of fundamental analysis, the fund seeks undervalued and overlooked opportunities with the potential for long term growth. Companies under consideration for the portfolio often have strong balance sheets, high quality products and leading market share. The fund's holdings typically represent good value and possess above average potential for growth in sales, earnings and dividends.	-17.34%	-9.55%	4.27%
American Balanced Fund A	Seeks to provide conservation of capital, current income and long term growth of capital and income by investing in stocks, bonds and other fixed income securities. The fund takes a balanced approach and is managed as if it constituted the complete investment program of a prudent investor.	-6.27%	8.19%	15.86%
Capital Income Builder	Seeks to provide above average current income, a growing stream of income and growth of capital. Strives to provide a growing dividend -- with higher income distributions every quarter if possible -- together with a current yield that exceeds that paid by the U.S. stocks in general.	0.65%	4.74%	12.52%
The New Economy Fund	Seeks to provide long-term growth of capital through investments in services and information industries in the U.S. and around the world. Invests primarily in securities of companies whose prospects are tied to the services and information area of the global economy. This includes telecommunications, computer systems and software, broadcasting and publishing, health care, advertising, leisure, tourism, financial services and transportation, among others.	-26.01%	-17.34%	-16.20%

Euro Pacific Growth Fund	Seeks to provide long-term growth of capital by investing in companies based outside the U.S. Invests in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging form small firms to large corporations.	-13.61	-12.18%	-17.84%
American High-Income Municipal Bond Fund A	Seek to provide a high level of current income exempt from regular federal taxes. The fund gives individual investors access to a bond market that is typically available only to institutional investors. The carefully supervised portfolio emphasizes higher yield, and thus higher risk, lower rated or unrated bonds.	-3.59%	7.44%	-3.4%
U.S. Government Securities Fund	Seeks to provide a high level of current income and preservation of capital. Invests primarily in securities backed by the full faith and credit of the U.S. Government	9.02%	6.41%	11.93%
Capital World Bond Fund	Seeks to provide high, long term total return consistent with prudent management by investing in quality fixed income securities issued by major world government and corporations around the world and in the U.S. A broadly diversified fund that invests primarily in dept obligations denominated in currencies of Japan, Canada, Western Europe, New Zealand, Australia, the United States, and multinational currency units.	16.45%	1.53%	1.46%
Capital World Growth and Income Fund	Seeks to provide long-term growth of capital with current income by investing in established, growing companies all over the world, including the United States. With the flexibility to take advantage of opportunities around the world, the fund invests primarily in blue chip stocks issued by companies in the world's largest stock markets. The fund is conservatively managed and focuses on established companies that pay a regular dividend	-7.15%	-4.96%	1.38%
SMALLCAP World Fund	Sees to provide long-term growth of capital by investing n the stocks of smaller companies in the U.S. and around the world. One of the few small company growth funds that invests globally. Normally, at least 80% of assets will be invested in equities of issuers typically having market capitalization from $50 million to $1.5 billion.	-22.25%	-17.35%	-15.55%

	**Valley Ridge Financial Corp. Common Stock	12/31/02	12/31/01	12/31/00
	Stock Price Reported to Company at Year End	$31.00	$27.50	$28.00

**The value shown at the end of each year is an estimate prepared by the company. It is based on information received by the company concerning prices at which transactions in Valley Ridge Financial Corp. Common Stock were effected on or before year end.

          There is no established public trading market for Valley Ridge Common Stock. Transactions in Valley Ridge Common Stock are occasionally effected by individuals on an informal basis. Some transactions are effected through the involvement of local brokerage firms. The prices at which such transactions are effected are only occasionally reported to the company.

This document constitutes part of a Prospectus covering securities that have been registered under the Securities Act of 1933

January 1, 2003